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Exhibit

Exhibit Description

99.1 Announcement on 2024/08/14: Supplementary Announcement to represent subsidiary HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. 2024/04/02 announcement

99.2 Announcement on 2024/08/14: To announce the registration of capital reduction due to cancellation of the RSA

99.3 Announcement on 2024/08/06: July Revenue

99.4 Announcement on 2024/08/10: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

Supplementary Announcement to represent subsidiary HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. 2024/04/02 announcement

1. Date of occurrence of the event: 2024/08/14

2. Method of the current increase (decrease) in investment:

HEJIAN TECHNOLOGY(SUZHOU) CO., LTD. to dispose UnitedDS Semiconductor (Shandong) Co., Ltd.

3. Amount, unit price, and total monetary amount of the transaction:

Amount: NA

Unit price: NA

Total monetary amount of the transaction: RMB77,000,000 (approximately NTD337,722,000)

4. Company name of the mainland Chinese investee:

UnitedDS Semiconductor (Shandong) Co., Ltd.

5. Paid-in capital of aforementioned mainland Chinese investee: RMB30,000,000

6. Amount of capital increase currently planned for the aforementioned mainland Chinese investee: NA

7. Main businesses of the aforementioned mainland Chinese investee: IC design and service

8. Type of CPA opinion in the latest annual financial statements of the aforementioned mainland Chinese investee: Unqualified opinion

9. Total equity of the aforementioned mainland Chinese investee in the latest annual financial statements: RMB108,082,329.31

10. Amount of profit/loss of the aforementioned mainland Chinese investee in the latest annual financial statements: RMB57,662,044.01

11. Amount of actual investment in the aforementioned mainland Chinese investee, up to the present moment: RMB30,000,000

12. Trading counterparty and its relationship with the Company:

SiS Semiconductor (Shandong) Co., Ltd.; Associate

13. Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

Strategic plan

Capital invest in UnitedDS Semiconductor (Shandong) Co., Ltd.

14. Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: NA

15. Profit (or loss) upon disposal: RMB19,961,030.65

16. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Terms of delivery or payment: follow the contract

Restrictive covenants in the contract: NA

Other important terms and conditions: NA

17. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making unit:

The manner in which the current transaction was decided: Follow Procedure for Acquisition or Disposal of Assets

The reference basis for the decision on price: follow the contract

The decision-making unit: Board Meeting

18. Broker: NA

19. Concrete purpose of the acquisition or disposal: Strategic plan

20. Any dissenting opinions of directors to the present transaction: No

21. Whether the counterparty of the current transaction is a related party: YES

22. Date of the board of directors’ resolution: 2024/04/02

23. Date of ratification by supervisors or approval by the Audit Committee: 2024/04/02

24. Total amount of investment in mainland China (including the current investment) approved by the Investment Commission, up to the present moment: USD1,919,404,001.00

25. Ratio of the total amount of investment in mainland China (including the current investment) approved by the Investment Commission, up to the present moment, to the paid-in capital on the latest financial statements: 44.81%

26. Ratio of the total amount of investment in mainland China (including the current investment) approved by the Investment Commission, up to the present moment, to the total assets on the latest financial statements: 10.76%

27. Ratio of the total amount of investment in mainland China (including the current investment) approved by the Investment Commission, up to the present moment, to equity attributable to owners of the parent on the latest financial statements: 15.63%

28. Total amount of actual investment in mainland China, up to the present moment: USD1,919,404,001.00

29. Ratio of the total amount of actual investment in mainland China, up to the present moment, to the paid-in capital on the latest financial statements: 44.81%

30. Ratio of the total amount of actual investment in mainland China, up to the present moment, to the total assets on the latest financial statements: 10.76%

31. Ratio of the total amount of actual investment in mainland China, up to the present moment, to equity attributable to owners of the parent on the latest financial statements: 15.63%

32. Amount of recognized profit (loss) on investment in mainland China for the last three years:

2021 profit NTD 3,156,452,000.00

2022 profit NTD 10,199,599,000.00

2023 profit NTD 7,295,478,000.00

33. Amount of profit remitted back to Taiwan for the last three years: 0

34. Whether the CPA issued an unreasonable opinion regarding the current transaction: No

35. Name of the CPA firm: Kau Wei CPAs Firm

36. Name of the CPA: Wenching Tsai

37. Practice certificate number of the CPA: Tai Cai Zheng Deng (Six) Zi No. 1494

38. Any other matters that need to be specified:

Supplementary announcement of trading counterparty

Exhibit 99.2

To announce the registration of capital reduction due to cancellation of the RSA

1. Date of the competent authority’s approval of capital reduction: 2024/08/13

2. Date of completion of capitalization change registration: 2024/08/13

3. Effect on the financial statements (including any discrepancy between the amount of paid-in capital and the no. of shares outstanding, and the effect on net worth per share):

(1) Before the capital reduction: The paid-in capital is NT$125,285,889,070; the shares outstanding are 12,528,588,907 shares; book value per share is NT$28.40

(2) After the capital reduction: The paid-in capital is NT$125,284,663,840; the shares outstanding are 12,528,466,384 shares; book value per share is NT$28.40

Note: Net worth per share was calculated based on the consolidated financial statements for the second quarter of 2024 reviewed by CPA.)

4. Plan for expected share replacement operations: NA

5. Estimated no. of listed common shares after capital reduction and new issue: NA

6. Estimated no. of listed common shares as a percentage of issued common shares after capital reduction and new issue (No. of common shares after capital reduction/No. of issued common shares): NA

7. Countermeasures for poor circulation of equity if the aforesaid estimated no. of listed common shares does not reach 60 million shares and the percentage does not reach 25% after capital reduction: NA

8. Any other matters that need to be specified: None

Exhibit 99.3

United Microelectronics Corporation

August 6, 2024

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of July 2024.

1)
Sales volume (NT$ Thousand)

Period	Items	2024	2023	Changes	%
July	Net sales	20,896,877	19,063,918	1,832,959	9.61%
Year-to-Date	Net sales	132,328,266	129,569,773	2,758,493	2.13%

2)
Funds lent to other parties (NT$ Thousand): None

3)
Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	8,915,412	8,789,391	160,100,720

Note: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019, December 18, 2019, July 29, 2020, October 29, 2020, December 16, 2020, July 28, 2021, October 27, 2021, December 15, 2021, April 27, 2022, October 26, 2022, December 14, 2022, April 26, 2023, July 26, 2023, December 13, 2023, February 27, 2024 and July 31, 2024, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to CNY¥ 1,972 million.

4)
Financial derivatives transactions: None

Exhibit 99.4

United Microelectronics Corporation

For the month of July, 2024

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)
The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of June 30, 2024	Number of shares as of July 31, 2024	Changes
Vice President Vice President	S F Tzou Mindy Lin	1,319,108 2,298,925	1,259,108 2,290,925	(60,000) (8,000)
2)
The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of June 30, 2024	Number of shares as of July 31, 2024	Changes
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